EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate Report: Approval of Temporary Activation - Fourth Generation

The Company received a notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”), stating that it had received activation approval today from the Ministry of Communications, permitting it to supply fourth generation services with LTE technology, through a temporary allocation of an 1800 frequency band with a width of 5 MHz, similar to competitors.

Pelephone will activate the service immediately and in a gradual manner in the same areas in which an LTE infrastructure exists, in order to enable hundreds of thousands of the suitable and active devices on the Pelephone network to benefit from advanced data services in the same areas. The continued deployment of the network is in progress.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.